Exhibit 99.1

Catalyst Paper's Snowflake Mill loses half its waste paper inventory to fire

RICHMOND, BC, April 18 /CNW/ - Catalyst Paper (TSX: CTL) today advised that a fire in the storage yard at its Snowflake Mill in northeast Arizona has shut down production and destroyed approximately 14,000 tonnes of recovered waste paper.

The fire broke out at approximately noon Monday in the waste paper storage area. The mill's emergency team responded immediately and local fire departments from Snowflake, Taylor, Heber, Pinetop, Lakeside and Show Low were called in to help contain the blaze.

Fire breaks were put into place to limit the spread of the damage as high winds challenged response team efforts. As the winds eased through Monday evening, responders were able to make better progress in extinguishing the fire.

All appropriate authorities were notified and the region's public information officer has been assisting in coordination of local advisories.  There were no serious injuries reported.

Details on the cause of the incident are not known at this time and the mill will remain down until the full extent of damage to its waste paper feed system is known. Paper production is, however, expected to resume later this week.

The Snowflake mill has annual production capacity of 337,000 tonnes of recycled newsprint and uncoated specialty papers and is chain of custody certified to the Forest Stewardship Council standard. The operation supports recovery and domestic recycling of more than 480,000 tons of waste paper annually and is the second largest private sector employer in northeast Arizona.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For further information:
Lyn Brown	Murray Hewitt
Vice President, Corporate Relations	General Manager, Snowflake Mill
604-247-4713	928-536-4314

CO: Catalyst Paper Corporation

CNW 23:43e 18-APR-11